December 10, 2018

Eli Baker
President, Chief Financial Officer and Secretary
Platinum Eagle Acquisition Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, California 90067

       Re: Platinum Eagle Acquisition Corp.
           Registration Statement and Amendment No.1 on Form S-4
           Filed November 13 and 14, 2018
           File No. 333-228363

Dear Mr. Baker:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Initial and Amendment No. 1 to Registration Statement on Form S-4

General

1.     Please revise to define your use of "WSII" as appropriate.
Summary of the Proxy Statement/Prospectus
The Domestication Proposal, page 19

2. Please confirm that the to-be-formed Delaware corporation, Target Hospitality Corp., will file a post-effective amendment to this registration statement on Form S-4 expressly adopting such statements as its own registration statement for all purposes of the
       Securities Act of 1933 and the Securities Exchange Act of 1934 and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from
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FirstName LastNameEli Baker
Platinum Eagle Acquisition Corp.
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         being misleading in any material respect pursuant to Rule 414(d) of Regulation C. For guidance, see Securities Act Rules, Compliance and Disclosure Interpretations, Question
         611.03, which is available on our website.
Selected Historical Financial Information of Signor, page 32

3. Please revise to disclose Signor's basic and diluted earnings per unit for each period presented. Refer to the guidance in Instruction 2 to Item 301 of Regulation S-K.
Selected Historical and Financial Information of Platinum Eagle, page 28

4. Please revise to also disclose Platinum Eagle's basic and diluted earnings per share for each period presented. Refer to the guidance in Instruction 2 to Item 301 of Regulation S-
         K. Also, the weighted average number of Class B shares for the year ended December 31,
         2017 disclosed on page 28 does not agree to the amount in the Consolidated Statement of
         Operations for this period on page F-17. Please reconcile and revise these amounts.
Comparative Per share Data, page 37

5. Based on the audited balance sheet on page F-16, it appears Platinum Eagle's book value per share at December 31, 2017 should be $.00 per share rather than $.67 per share.
         Please revise or advise us of how the $.67 was determined.
Risk Factors, page 39

6. Please add a risk factor discussing the exclusive forum provision that is the subject of
         Proposal 5, including the risk that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.
Directors of Platinum Eagle have potential conflicts of interest in recommending ..., page 57

7. Please revise to quantify the monetary value of the potential conflicts of interest being addressed in the risk factor.
The Business Combination Proposal
Related Agreements
Earnout Agreement, page 77

8. We note that in connection with the merger, the Company will enter into an earn-out agreement with Arrow Sellers and other parties to the merger, under which shares placed in escrow may be released to the Founders Group and Arrow Sellers under certain conditions. Please revise the pro forma financial information to explain your planned accounting treatment for this arrangement and explain how it has been reflected in the pro forma financial information. If it has not been reflected in your pro forma financial information, please explain why.
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FirstName LastNameEli Baker
Platinum Eagle Acquisition Corp.
Comapany10, 2018
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Background of the Business Combination, page 79

9. Please revise to discuss the board meetings on August 30, 2018, October 5, 2018, October
         31, 2018 and November 12, 2018 in greater detail. Please address that the members of the board of directors made a determination that the acquisition of Target and Signor meets the 80% test (that the aggregate fair market value of the acquisitions are at least 80% of the assets held in the trust account).
Platinum Eagle's Board of Directors' Reasons for the Approval of the Business Combination, page 82

10. We note the reference to a "Fairness Opinion" on page 84. Please provide disclosure related to the fairness opinion and attach a copy as an exhibit, or advise. See Item 4(b) of
         Form S-4. We may have further comment.
Unaudited Pro Forma Condensed Combined Financial Information
Note 1. Description of the Business Combination, page 104

11. We note your disclosure that prior to and on the closing of the business combination,
         Target Parent and Signor Parent are entities under ultimate TDR ownership and this results in common control. We also note that Target Parent is owned by Algeco Global which is ultimately owned by a group of investment funds managed by TDR and that
         Arrow Seller is a holding company owned by TDR through a group of its managed funds and related subsidiaries. Please provide us with your analysis, including references to the applicable accounting guidance, supporting your determination that TDRs' indirect ownership of these two entities through a group of investment funds and managed funds establishes common control for these two entities.
12. Given your disclosure in the first full paragraph on page 105 which indicates that the consideration of $1.311 billion to be paid in the merger will consist of cash consideration of $562 million and the remaining $749 million will be paid in common shares valued at approximately $10 per share, please explain in further detail how you determined the cash paid to Algeco Seller and the stock issued to Algeco Seller and Arrow Seller assuming minimum and maximum redemption amounts in the table reflecting the composition of the purchase price under each of these scenarios.
13. In the table on page 106 in which you indicate the total shares outstanding at closing assuming both no redemption and the maximum redemption, you indicate that the
         Platinum Eagle Founders and Harry Sloan will own 6,000 shares assuming no redemption and 5,400 shares assuming maximum redemption. Please explain why the number of shares held by these parties as reflected in this table differs from the shares held by these parties as reflected under the heading "Beneficial Ownership of Securities" on page 181.
         Also, please explain why the number of shares held by these parties will change if maximum redemption occurs.
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14. In the table on page 106, you indicate that Algeco Seller will own 9,775 shares on a pro forma basis assuming no redemption and 20,000 shares on a pro forma basis assuming maximum redemption. Please explain why these amounts do not agree to the amounts disclosed for Algeco Seller on page 182 of the filing under each of these scenarios.
Note 2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page
111

15. In the table on page 25 under the heading "Sources and Uses of Funds for Business
         Combination", you indicate that fees and expenses of $25.0 million are expected to be incurred in connection with the merger transactions. Since these fees appear to be directly attributable to the merger transaction, please explain how these amounts have been reflected in the pro forma balance sheet. Refer to the guidance in Rule 11-02(b)(6) of
         Regulation S-X.
16.      Refer to footnote (m)   Please explain in further detail how you
calculated the adjustment
         to deferred taxes as a result of the merger transaction. Your revised disclosure should explain the significant assumptions used in calculating this pro forma adjustment.
Note 3. Unaudited pro forma condensed combined statements of operations, page
112

17. Refer to footnote 3(c) - Please revise to disclose the interest rates and other material terms associated with the ABL revolver and the Senior Notes that was used to calculate pro forma interest expense for the year ended December 31, 2017 and the six months ended
         June 30, 2018. Also, please explain how these interest rates were determined.
18. Refer to footnote 3(e) - Please revise to disclose the significant assumptions that were used to calculate the amortization of debt issuance costs for the year ended December 31,
         2017 and the six months ended June 30, 2018.
19. On page 195 of the registration statement, you disclose that certain executives of Target
         Hospitality will enter into new employment agreements in connection with the business combination. Since these revised agreements appear to be directly attributable to the business combination transaction and appear to have a continuing impact, please revise to include pro forma adjustments to your statement of operations giving effect to these revised employment agreements or explain why this is not required. Refer to the guidance in Rule 11-02(b)(6) of Regulation S-X.
Note 4. Earnings (Loss) Per Share, page 113

20. Please revise to disclose the number of securities that could potentially dilute basic earnings per share in the future that were not included in the computation of pro forma diluted earnings per share because to do so would have been antidilutive for the periods presented. Refer to the guidance in ASC 260-10-50-1(c).
 Eli Baker
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Platinum Eagle Acquisition Corp.
Comapany10, 2018
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Executive Compensation
Year Ended December 31, 2017 Summary Compensation Table, page 139

21. We note the disclosure regarding forgiveness of loans to officers on page 139 and the line item "Notes due from officers" on page F-27. Please advise how this debt will comply with Section 13(k) of the Securities Exchange Act of 1934, which prohibits extending credit, directly or indirectly, in the form of a personal loan to any director or executive officer of an issuer. Also explain how you intend to comply with
Section 13(k) in the
         future. Please also tell us why these loans do not need to be included in the related party transactions disclosure. We may have further comment.
Target Parent's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Segment Results, page 147

22. We note that certain of the revenue and gross profit amounts for your segments for the six month periods ended June 30, 2018 and 2017 as disclosed in the table on page 147 do not agree with the amounts disclosed in your interim financial statements for these periods on page F-47 of the filing. Please reconcile and revise these amounts for consistency. Your discussion of these amounts in MD&A should also be revised as necessary. The table on page 148 of MD&A should also be reconciled to the amounts disclosed on page F-89 of the notes to the financial statements.
Certain Relationships and Related Party Transactions, page 183

23. We note that Target is a party to an exclusive supply agreement with WSII. Please briefly describe the material terms of the exclusive supply agreement and file the agreement as an exhibit to the registration statement or advise us why it is not required to be filed.
24. Please revise to indicate the amount of loans that Messrs. Archer and Aberdale each have to Target that will terminate and the outstanding repayment obligations will be forgiven.
Target Parent Agreements
Target Parent/Target Related Party Transactions - A&R Earnout Agreement, page
185

25. We note that on November 11, 2018, Target, Algeco Holding S.a.r.l. and other sellers entered into an Amended and Restated Earn-out Agreement relating to certain earnout payments to be made to certain former equity holders of Target as part of the total consideration paid or payable to Target Sellers for the sale of Target to Algeco or an affiliate thereof in 2013. We also note that under this agreement, an earnout payment will be made in connection with an Exit Event, including a business combination, which appears to include the merger transaction with Platinum Eagle and that certain executive officers of Target Hospitality including Mr. Aberdale who will be the chief financial officer of Target Hospitality, and Mr. Archer who will be the chief executive officer of
         Target Hospitality, will receive a portion of the earnout shares payable to Target Sellers
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         under this agreement. Please explain your planned accounting treatment for this earnout agreement in connection with the planned merger transaction with Platinum Eagle and indicate the relevant accounting literature applied in accounting for this transaction. Also, since it appears this amended agreement was directly attributable to the merger transaction with Platinum Eagle, please explain how this arrangement has been reflected in the pro forma financial information included on pages 104 through 113 of the registration statement or explain why you do not believe this is required.
Algeco Holdings LLC Audited Financial Statements
Consolidated Statements of Changes in Members' Equity, page F-53

26. Please reconcile the net distributions to affiliate and net distributions upon restructuring reflected in your statement of changes in members equity for 2017 with the amounts disclosed in your consolidated statement of cash flows and your supplemental disclosure of non-cash investing and financing activity on page F-54. Also, please reconcile these amounts with the distributions to affiliate disclosed in Note 10 to the financial statements.
1. Summary of Significant Accounting Policies
Basis of Presentation, page F-56

27. We note the disclosure indicating that the consolidated statements of comprehensive income include allocations of corporate general and administrative expenses from ASG on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis of consolidated sales and certain tangible assets. Please revise to include an assertion by management that the allocation methods used are reasonable. Also, since agreements with related parties are by definition not at arms-length and may be changed at any time, please revise to provide, if practicable, management's estimate of what the expenses would have been on a stand-alone basis if the entity had operated as an unaffiliated entity. Refer to the guidance in SAB Topic 1:B:2. The notes to the interim financial statements should be similarly revised.
13. Business Restructuring, page F-84

28. Please revise the notes to your financial statements to include all of the disclosures required by ASC 420-10-50 with respect to the restructuring costs recognized in your financial statements during each period presented. The notes to your interim financial statements should be similarly revised.
18. Business Segments, page F-88

29. Please explain the nature of the "other unallocated amounts" of assets that have not been allocated to your segments. Note 16 to your interim financial statements should be similarly revised.
 Eli Baker
Platinum Eagle Acquisition Corp.
December 10, 2018
Page 7

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Blaise Rhodes at 202-551-3774 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,

FirstName LastNameEli Baker                                Division of
Corporation Finance
                                                           Office of Beverages,
Apparel and
Comapany NamePlatinum Eagle Acquisition Corp.
                                                           Mining
December 10, 2018 Page 7
cc:       Joel Rubenstein
FirstName LastName